Exhibit 11

Pinnacle Entertainment, Inc.
Computation of Earnings Per Share

	For the years ended December 31,
	Basic			Diluted (a)
	2017	2016	2015	2017	2016	2015

	(in thousands, except per share data)
Weighted average number of common shares outstanding	56,518	58,741	61,030	56,518	58,741	61,030
Potential dilution from share-based payment awards (a)	—	—	—	5,393	—	2,291
Total shares	56,518	58,741	61,030	61,911	58,741	63,321

Income (loss) from continuing operations	$61,758	$(457,880)	$42,115	$61,758	$(457,880)	$42,115
Income from discontinued operations, net of income taxes	—	433	5,494	—	433	5,494
Net income (loss)	61,758	(457,447)	47,609	61,758	(457,447)	47,609
Less: Net loss attributable to non-controlling interest	1,346	37	1,278	1,346	37	1,278
Net income (loss) attributable to Pinnacle Entertainment, Inc.	$63,104	$(457,410)	$48,887	$63,104	$(457,410)	$48,887

Per share data:
Income (loss) from continuing operations	$1.12	$(7.80)	$0.71	$1.02	$(7.80)	$0.68
Income from discontinued operations, net of income taxes	—	0.01	0.09	—	0.01	0.09
Net income (loss) per common share	$1.12	$(7.79)	$0.80	$1.02	$(7.79)	$0.77

(a)	When the impact of share-based payment awards is anti-dilutive, the weighted average number of common shares outstanding is used in the determination of basic and diluted earnings per share.